上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/06

27th March 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 27th March 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

3/29

South China Morning Post
Publication Date : 27th March 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

POSSIBLE SHARE REFORM PLAN OF SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD.

Shanghai Industrial YKB, an indirect wholly-owned subsidiary of the Company, is proposing the Share Reform Plan in respect of SI United. SI United is a subsidiary of the Company, the A Shares of which are listed on the Shanghai Stock Exchange, and is held by Shanghai Industrial YKB as to approximately 56.63% of its total issued share capital which comprises the entire Non-Tradable Shares.

Under the proposed Share Reform Plan, in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares, Shanghai Industrial YKB as the holder of Non-Tradable Shares would offer to all holders of A Shares three Non-Tradable Shares for every ten A Shares held by each such holder. The proposed Share Reform Plan also includes, among other things, a non-disposal undertaking by Shanghai Industrial YKB in respect of its A Shares which are converted from Non-Tradable Shares, and an undertaking by the Company to transfer its shareholding in Qingchunbao to SI United.

The terms of the Share Reform Plan set out in this announcement are subject to change and finalisation and the Share Reform Plan may or may not proceed. Shareholders and investors are advised to exercise caution when dealing in shares of the Company.

The Share Reform Plan may constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules when its terms are finalized. When the terms of the Share Reform Plan are finalized and confirmed, the Company will comply with the applicable disclosure requirements under the Listing Rules.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Possible Share Reform Plan

The Board announces that Shanghai Industrial YKB, an indirect wholly-owned subsidiary of the Company, is proposing the Share Reform Plan in respect of SI United for the conversion of all Non-Tradable Shares into tradable A Shares. SI United is held by Shanghai Industrial YKB as to approximately 56.63% of its total issued share capital which comprises the entire issued Non-Tradable Shares.

Under the possible Share Reform Plan, in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares, Shanghai Industrial YKB would offer to all holders of A Shares three Non-Tradable Shares for every ten A Shares held by each such holder.

Conditions of the Possible Share Reform Plan

The Share Reform Plan would be subject to the following:

1. the approvals of more than two-thirds of the voting rights of (i) all the shareholders of SI United and (ii) the holders of SI United A Shares; and
2. all other necessary approval as may be required to be obtained in relation to the Share Reform Plan pursuant to the applicable legal requirements or provisions.

If any of such approvals cannot be obtained, the Share Reform Plan will not be implemented.

Changes in Shareholding Structure of SI United

If the Share Reform Plan is implemented, the percentage shareholding in SI United held by the Group will be reduced from 56.63% to 43.62%. The following are the anticipated changes in the shareholding structure of SI United before and after completion of the Share Reform Plan assuming that it proceeds and is implemented:

Before completion of the Share Reform Plan

Type of Shares	No. of Shares	Percentage of total issued share capital
Non-Tradable Shares (all held by Shanghai Industrial YKB)	173,580,341	56.63%
Tradable A Shares	132,932,010	43.37%
Total	306,512,351	100.00%

After completion of the Share Reform Plan

Type of Shares	No. of Shares	Percentage of total issued share capital
Tradable A Shares held by Shanghai Industrial YKB	133,700,738	43.62%
Tradable A Shares held by other shareholders	172,811,613	56.38%
Total	306,512,351	100.00%

Undertakings

In connection with the proposed Share Reform Plan, Shanghai Industrial YKB undertakes that:

(i) it will after approval of the Share Reform Plan at general meetings of shareholders of SI United actively cooperate with the board of directors of SI United to implement the Share Reform Plan;

(ii) within 24 months from the Conversion Date, it will not trade or transfer the A Shares which are originally converted from Non-Tradable Shares and, within 12 months thereafter, it will not dispose of such A Shares representing more than 5% of the total number of shares of SI United on the Shanghai Stock Exchange and it will comply with the statutory disclosure requirements.

In addition, the Company undertakes that it will at the appropriate time transfer or inject its shareholding in Qingchunbao to SI United at a fair market price in accordance with applicable legal requirements and procedures. The Company currently has a 55% indirect interest in Qingchunbao. The Company will make an announcement when the transfer of shareholding in Qingchunbao is carried out if required under the Listing Rules.

Information on Qingchunbao

Equipped with advanced facilities in research and development and production, Qingchunbao is one of leading manufacturers of Chinese medicinal products primarily based on natural herbal ingredients in mainland PRC. Major products manufactured by Qingchunbao include Shen Mai Injection, Dan Shen Injection, Huang Qi Injection, Herba Houttuyniae Injection, Qingchunbao Anti-ageing Tablets and Qingchunbao Beauty Capsules. The audited turnover and net profit of Qingchunbao for the year ended 31st December, 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, amounted to RMB1,112,743,000 (equivalent to HK$1,069,945,000) and RMB173,201,000 (equivalent to HK$166,539,000) respectively.

Financial Impact on the Company

If the Share Reform Plan proceeds on the basis of offering three Non-Tradable Shares to each holder of A Shares for every ten A Shares held, based on the unaudited net asset value of SI United as at 30th September, 2005, the Company will record an exceptional loss of approximately HK$200 million for the year ending 31st December, 2006.

SI United will continue to be accounted for and consolidated in the audited consolidated accounts of the Company as subsidiary after the Share Reform Plan.

General

The terms of the Share Reform Plan set out in this announcement are only terms proposed by Shanghai Industrial YKB and are subject to change and finalisation and the Share Reform Plan may or may not proceed. The Share Reform Plan may constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules when its terms are finalized. When the terms of the Share Reform Plan are finalized and confirmed, the Company will comply with the applicable disclosure requirements under the Listing Rules.

Definitions

"A Shares"	freely transferable shares of SI United
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Conversion Date"	the date all Non-Tradable Shares have been converted into A Shares and obtained the right to be freely transferred pursuant to the Share Reform Plan
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Tradable Shares"	non-freely transferable shares of SI United
"PRC"	the People's Republic of China
"Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co., Ltd. (正大青春寶藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55%
"SI United"	Shanghai Industrial United Holdings Co., Ltd., a joint stock limited company established under the laws of the PRC which is a subsidiary of the Company and listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Shanghai Industrial YKB"	Shanghai Industrial YKB Limited, a company incorporated under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Share Reform Plan"	the proposed plan for conversion of all Non-Tradable Shares into tradable A Shares as more particularly described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate of HK$1 = RMB1.04 has been used where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 27th March, 2006

As at the date of this announcement, the Board comprises:

Executive Directors

Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors

Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis